UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13G
               Under the Securities Exchange Act of 1934


                            (Amendment No. 17)*

                         GOLDEN ENTERPRISES, INC.
                         ________________________
                             Name of (Issuer)

                              COMMON STOCK
                      ______________________________
                      (Title of Class of Securities)

                                381010107
                             ______________
                             (CUSIP Number)

                      FOR YEAR ENDED DECEMBER 1998
        _______________________________________________________
        (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   ___  Rule 13d-1(b)
   ___  Rule 13d-1(c)
   ___  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSPID No. 381010107

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Golden Enterprises, Inc. and Subsidiaries Employee Stock
     Ownership Plan (Stock Bonus Plan) IRS I.D. #63-0000139

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) ..............................................................
     (b) ..............................................................

3.   SEC Use Only .....................................................

4.   Citizenship or Place of Organization

     2101 Magnolia Avenue South
     Suite 212
     Birmingham, AL 35205

Number of Shares Beneficially Owned by Each Reporting Person With:

5.   Sole Voting Power -- 988,211 Shares

6.   Shared Voting Power -- 0

7.   Sole Dispositve Power -- 988,211 Shares

8.   Shared Dispositve Power -- 0

9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     988,211 Shares

10.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)  --

11.  Percent of Class Represented by Amount in Row (9)

     8.1%

12.  Type of Reporting Person (See Instructions)

     EP

Item 1(a)    Name of Issuer:

             Golden Enterprises, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             2101 Magnolia Avenue South
             Suite 212
             Birmingham, AL 35205

Item 2(a)    Name of Person Filing:

             Golden Enterprises, Inc. and Subsidiaries Employee Stock Ownership Plan (Stock Bonus Plan)

Item 2(b)    Address of Principal Business Office or, if none, Residence:

             2101 Magnolia Avenue South
             Suite 212
             Birmingham, AL 35205

Item 2(c)    Citizenship

             N/A

Item 2(d)    Title of Class of Securities:

             Common Stock

Item 2(e)    CUSIP Number:

             381010107

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13(d)-2(b), check whether the person filing is a:

             ***

             (f)  x  Employee Benefit Plan, Pension Fund which is
                     subject to the provisions of the Employee
                     Retirement Income Security Act of 1974 or
                     Endowment Fund.

Item 4       Ownership:

             (a)   Amount Beneficially Owned:

                   988,211 Shares
                   This Amendment is being filed to reflect a decrease in ownership.

              (b)  Percent of Class:

                   8.1%

              (c)  Number of shares as to which such person has:

                   *  (i)  Sole power to vote or to direct the vote
                           -- 988,211 shares

                     (ii)  Shared power to vote or to direct the vote
                           -- 0

                    (iii) Sole power to dispose or to direct the disposition of -- 988,211 shares

                     (iv) Shared power to dispose or to direct the disposition of -- 0

     *Pursuant to the terms and conditions of the Golden Enterprises, Inc. and Subsidiaries Employee Stock Ownership Plan (Stock Bonus Plan), throught a designated Plan Administrative Committee, has the sole power to vote all shares of Golden Enterprises, Inc. (GE) stock held by the Plan. The Plan Administrative Committee consists of three individuals who are designated from time to time by the Board of Directors of GE and its subsidiary. The vote of two members in favor of any proposed action of the Plan Administrative Committee is necessary to give legal effect thereto. The present members of the Plan Admdinistrative
Committee and their position with GE and its subsidiary are:

John S. Stein    --  Director, Chairman of the Board and Chief
                     Executive Officer of Golden Enterprises, Inc.

F. Wayne Pate    --  Director, President and Chief Operating Officer
                     of Golden Enterprises, Inc.

John H. Shannon  --  Vice President and Secretary of Golden
                     Enterprises, Inc.

The shares of Golden Enterprises, Inc. stock held by the Plan are held and disposed of in strict compliance with the terms and conditions of the Plan. The Plan Administrative Committee possess no discretionary authority concerning disposition of shares.

The Trustee of the Plan, Compass Bank, has no discretionary authority concerning the voting of the Golden Enterprises, Inc. stock nor the disposition of the stock. Compass Bank disclaims any beneficial ownership of the stock held by the Plan.

Item 5    Ownership of Five Percent or Less of a Class.

          N/A

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company.

          N/A

Item 8    Identification and Classification of Members of the Group.

          N/A

Item 9    Notice of Dissolution of Group.

          N/A

Item 10   Certification

          By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature
          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 15, 1999

Golden Enterprises, Inc. and
Subsidiaries Employee Stock
Ownership Plan (Stock Bonus Plan)

By:   Compass Bank, As Trustee

      /s/ Keith R. Dale
          ______________________________
          Its Vice President and
          Trust Officer

      and

By:   The Plan Administrative Committee

      /s/ John H. Shannon
     ___________________________________
          John H. Shannon
          Its Secretary